2101 - 885 West Georgia Street	Hovslagargatan 5
Vancouver, B.C. Canada V6C 3E8	SE-111 48 Stockholm, Sweden
Tel: +1 604 689 7842	Tel: +46 8 545 074 70
Fax: +1 604 689 4250	Fax: +46 8 545 074 71

Tenke Mining Corp.
2101 – 885 West Georgia Street
Vancouver, B.C. Canada V6C 3E8
Tel: +1 604 689 7842
Fax: +1 604 689 4250

NEWS RELEASE

LUNDIN MINING AND TENKE MINING TO MERGE

Vancouver, B.C., April 11, 2007 – Lundin Mining Corporation (TSX: LUN; AMEX: LMC; SSE: LUMI) (Lundin Mining) and Tenke Mining Corp. (TSX: TNK) ("Tenke") announced today that they have entered into a definitive agreement to combine the two companies to form a leading intermediate base metals company with a global portfolio of world-class production, development and exploration assets.

The transaction will be completed by way of a Plan of Arrangement (the "Arrangement"). At closing, all Tenke common shares will be automatically exchanged on the basis of 1.73 Lundin Mining common shares for each Tenke common share. The consideration to Tenke shareholders pursuant to the Arrangement represents a 31.2% premium over Tenke’s 20 day volume weighted average trading price as at April 10, 2007 based on Lundin Mining’s 20 day volume weighted average trading price on the TSX of $13.51 per share. Lundin Mining shareholders will continue to hold their existing number of common shares.

Upon completion of the Arrangement Lundin Mining will have approximately 389.9 million common shares outstanding which will trade on the Toronto Stock Exchange, AMEX and the Stockholm Stock Exchange, in the case of the Stockholm Stock Exchange, as Swedish Depositary Receipts. Existing Lundin Mining and Tenke shareholders will own approximately 73% and 27% respectively, of Lundin Mining.

Tenke holds an interest in the Tenke Fungurume copper/cobalt deposits under development in the Democratic Republic of Congo as well as extensive copper/gold exploration properties in South America. Pursuant to the Arrangement Tenke will convey its South American assets and cash in the amount of US $5 million to a newly-incorporated, wholly-owned subsidiary. The shares of the newly-incorporated company will be distributed to Tenke shareholders pursuant to the Arrangement. Application will be made to list the common shares of the newly incorporated company on the appropriate exchange.

The Board of Directors of Tenke has received an opinion that the transaction consideration is fair from a financial point of view to the shareholders of Tenke from its financial advisor, Dundee Securities Corporation and are recommending approval of the Arrangement. The transaction is conditional upon the Tenke shareholders approving the Arrangement by a 66.7% majority via special resolution as well as other customary conditions and regulatory approvals. Lundin Mining has elected to hold a special shareholders meeting to approve the issue of Lundin Mining common shares pursuant to the Arrangement by a 50.1% majority via ordinary resolution. The special shareholder meetings of Tenke and Lundin Mining to vote on the transaction are expected to be held in mid-June 2007. Information circulars and other related documents containing the terms of the Arrangement will be mailed to Tenke shareholders and Lundin shareholders in mid to late May, 2007. The transaction is expected to close by late June, 2007. Lundin Family interests have agreed to vote their shares in both Lundin Mining and Tenke in favour of the Arrangement. Directors and Senior Officers of both Lundin Mining and Tenke have also agreed to vote their shares in favour of the Arrangement.

The definitive agreement includes a commitment by Tenke not to solicit alternative transactions to the Arrangement. Tenke has agreed to pay a break fee of Cdn $30 million to Lundin Mining in certain circumstances and has granted Lundin Mining the right to match competing offers. Tenke is entitled to a payment of a termination fee in the amount of Cdn $3 million in the event that Lundin Mining’s shareholders do not approve the issue of Lundin Mining common shares pursuant to the Arrangement.

Lundin Mining Corporation
News Release

Mr. Paul Conibear, currently President and CEO of Tenke Mining Corp. will join Lundin Mining in a senior management position responsible for development of the Tenke Fungurume project. Mr. Conibear will also be President and CEO of the newly incorporated company which will hold Tenke’s South American assets.

Karl-Axel Waplan, President and CEO of Lundin Mining, commented, "The Tenke Fungurume project will add enormous value to the company and both Tenke and Lundin Mining shareholders. The mineralization is so extensive, with multiple high-grade copper/cobalt deposits throughout a 1,500 square kilometre area, that it is virtually an entire mining district unto itself. Lundin Mining is a dynamic, rapidly growing company with an exceptionally strong balance sheet and the addition of one quarter of the world’s richest and largest new copper development creates a powerful player in the mining industry. This deal represents another important step in our plans to develop Lundin Mining into a major global mining house."

Mr. Conibear, President and CEO of Tenke, commented, "Tenke Fungurume is slated to become "the next Grasberg" or beyond. Combining Tenke’s DRC assets into Lundin Mining will leverage the financial and operating depth of Lundin Mining into the Tenke Fungurume partnership to further strengthen the project. Lundin Mining acquiring an important stake in Tenke Fungurume - one of world’s largest undeveloped copper assets - further advances Lundin Mining as a leading mid-tier player with excellent long life assets. Tenke shareholders will benefit from becoming shareholders of one of the fastest growing base metals companies in the industry, and the spinout of our South American exploration assets is intended to unlock the value of those properties to give them the market exposure they deserve."

GMP Securities LP is acting as financial advisor to Lundin Mining and McCullough O’Connor Irwin LLP and Blake, Cassels & Graydon LLP are its legal advisors. The financial advisor to Tenke is Dundee Securities Corporation and Cassels Brock & Blackwell LLP and DuMoulin Black LLP are acting as legal advisors.

About Tenke

Tenke Mining Corp. is a Canadian mineral resource company with development projects and exploration activities in the Democratic Republic of Congo, Argentina and Chile.

Tenke Fungurume Copper/Cobalt Project

Tenke holds a 24.75% interest in the Tenke Fungurume copper/cobalt deposits located in Katanga Province in the DRC. Tenke’s operating partner, Freeport-McMoRan Copper & Gold Inc. (formerly Phelps Dodge Corporation), holds a 57.75% interest and La Generale des Carrieres et des Mines, the DRC state mining company, holds the remaining 17.5% interest.

Construction is in progress on the project which entails an open pit mining operation producing initially 115,000 tonnes per annum of London Grade A quality copper cathode and 8,000 tpa of cobalt in any combination of cobalt metal or intermediate cobalt hydroxide. Site infrastructure and process facility layouts have been designed for significant future potential expansions.

A 40-year mine plan has been developed. During the first 10 years, 25.5 million tonnes of leachable oxide ore are expected to be processed grading 4.57% copper and 0.37% cobalt. The overall strip ratio is 3.1:1. Drilling continues across the concession, and it is expected that the mine plan will evolve significantly as additional material is brought into the proven/probable category.

The Tenke Fungurume concessions, encompassing over 1,500 square kilometers, have extensive exploration potential across the project area and a significant drilling program is in progress to potentially add further proven/probable, high-grade ore reserves to the mine plan and for a potential major plant expansion in the early years of the project.

Capital costs for the initial production facilities are estimated at US $650 million, including escalation and other contingencies. Life of Mine cash operating costs are estimated as negative (US $0.19)/pound of copper produced, including a US$10.00/lb cobalt credit. The feasibility study supports Tenke Fungurume advancing into production within the lowest quartile of unit operating costs for world copper producers, thereby achieving strong project economics with a study base of US $1.05/lb copper long term and a US $8.00 – $12.00/lb range for cobalt depending on the year under consideration.

Lundin Mining Corporation
News Release

Construction of the mine is well underway and first copper production is anticipated in late 2008/early 2009. During construction, the Tenke Fungurume project will provide employment for approximately 2,000 construction workers. Currently, employees and contractor staffing on the project exceeds 1,000 personnel. During the initial phase of operations, approximately 1,000 full-time employees are expected.

South American Copper/Gold Exploration

Tenke holds an extensive exploration land package in Argentina extending into Chile. The prime areas of focus are copper/gold exploration properties in San Juan and La Rioja provinces, in areas in Chile directly across the border from the San Juan, Argentina properties, and epithermal gold/silver targets in Patagonia, Argentina. These assets will be spun out to Tenke shareholders pursuant to the Plan of Arrangement.

About Lundin Mining

Lundin Mining is a rapidly growing mining and exploration company engaged in the extraction, development, acquisition and discovery of base metal deposits internationally. The company currently owns four operating mines: Neves-Corvo in Portugal, the Zinkgruvan and Storliden mines in Sweden, and the Galmoy mine in Ireland. A fifth mine under development, the Aljustrel mine in Portugal, will be brought into production in the third quarter of 2007. Lundin Mining also holds a 49% stake in one of the world’s largest zinc projects – Ozernoe, located in the Republic of Buryatia in the Russian Federation.

During 2006, Lundin Mining mined 3.9 million tonnes of ore producing 89,218 tonnes of copper, 171,293 tonnes of zinc, 45,106 tonnes of lead and 2,538,225 ounces of silver.

In addition, Lundin Mining recently announced a takeover bid for all of the outstanding shares and warrants of Rio Narcea Gold Mines, Ltd. which holds a 100% interest in the producing Aguablanca nickel mine in Spain.

Conference Call

A conference call and webcast presentation will be held at 12:00 p.m. Toronto time (6:00 p.m. Stockholm time) on Wednesday, April 11, 2007 to discuss the transaction. Karl-Axel Waplan, President and CEO and Colin Benner, Vice-Chairman of Lundin Mining as well as Paul Conibear, President and CEO of Tenke will host the call.

Access Details

Conference Name:	Lundin Mining

Date:	Wednesday, April 11, 2007 at 12:00 p.m. Toronto time (6:00 p.m. Stockholm time)

Audio Dial-in:	+46 (0) 8 5352 6407 Sweden
1 718 354 1388 North America
1 888 935 4577 toll free North America

Presentation Webcast:	copy and paste the link below in your browser

https://www.livemeeting.com/cc/premconfeurope/join?id=5461890&role=attend&pw=lundin48 or alternatively enter the VisionCast site and log into the webcast using the Meeting ID and Password.

VisionCast:	www.euvisioncast.com
Your Name:	(Enter your name)
Meeting ID:	5461890
Meeting Password:	lundin48

Lundin Mining Corporation
News Release

A replay of the conference call will be available until 12:00 a.m. April 24, 2007.

Replay Telephone Number:	+46 (0) 8 5876 9441 Sweden
1 718 354 1112 North America
Replay Passcode:	5461890#

Forward-Looking Statements

Certain of the statements made and information contained herein is "forward-looking information" within the meaning of the Ontario Securities Act or "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the companies’ expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour or interruptions in production; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under risk factors relating to each company’s business in Lundin Mining’s and Tenke’s most recent Annual Information Form and in each company’s most recent management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper, zinc, gold and nickel; that the companies can access financing, appropriate equipment and sufficient labour and that the political environment where the companies operate will continue to support the development and operation of mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

For further information, please contact:

Lundin Mining Corporation

Karl-Axel Waplan, President and CEO: +46-705-10-42-39
Colin Benner, Vice Chairman: +1-604-681-1337
Catarina Ihre, Investor Relations, Europe: +46-706-07-92-63
Sophia Shane, Investor Relations, North America: +1-604-689-7842
www.lundinmining.com

Tenke Mining Corp.

Paul Conibear, President and CEO: +1-604-689-7842
Sophia Shane, Investor Relations: +1-604-689-7842
www.tenke.com